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                                    [LOGO]

    PARALEGAL
Direct Dial: (617) 824-1222
    lori.oliveira@citi.com

March 10, 2008

VIA EDGAR

Attention: Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Swiss Helvetia Fund, Inc. (the "Fund")
    (File Number: 811-05128)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Trust please find: (i) a copy of the Trust's Registered Management Investment Company Bond numbered 02631107B (the "Bond"); and (ii) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Fund (including those who are not "interested persons" of the Fund as defined in the 1940 Act), which authorize the purchase of the Bond in a form and in an amount that is consistent with Rule 17g-1 under the 1940 Act.

Premiums have been paid for the Bond period from November 1, 2007 to November 1, 2008, and the bond is written for a $900,000, limit of liability.

Sincerely,

/s/ Lori Oliveira
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Lori Oliveira
Paralegal

Enclosures